                                  Exhibit 99.6
                  Exhibit (a)(1)(E) to Schedule TO as amended
            Letter to Preferred Shareholders dated November 12, 2003

Dear Preferred Shareholder :

We are pleased to report our fifth consecutive quarter of profitability and our fourth consecutive quarter of year over year growth. For the three months ending
September 31, 2003, our Media Sciences supply business grew 21% over the same period one year ago. This growth was driven by sales of solid ink and color toner cartridges for the Phaser 8200 and 6200 color printers.

During the quarter ending September 30, 2003, we increased our investments in marketing and new product development in preparation for several new product announcements over the next 12 months. These new products, along with our distribution channels to bring them to market, should significantly expand our market opportunity.

By now each of you should have received a package regarding our Offer of
Conversion, which included my letter dated November 3, 2003, that stated that we
"intend to file and seek effectiveness of a registration statement for the resale of the shares of common stock underlying the converted or exchanged
Series A preferred stock." In furtherance of this statement, we are committed to filing this registration statement within 30 days of the close of the Offer of
Conversion.

For those of you accepting the Offer of Conversion, please remember to include the original Series A Preferred stock certificate along with your Election Form.

For your convenience, enclosed please find our annual report for the year ended
June 30, 2003, and our quarterly report for the three months ended September 30,
2003.

Should you have any questions regarding the Offer of Conversion or the enclosed materials, please feel free to contact me directly at 201-236-9311 ext. 211 or by e-mail at MLEVIN@MEDIASCIENCES.COM.

Sincerely,

Michael W. Levin
President and CEO

Date:  November 12, 2003